Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM PARTICIPAÇÕES S.A. RELATING TO THE MERGER OF BRASIL TELECOM PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to the merger (incorporação) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”). In connection with the merger of Brasil Telecom Holding with and into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which was mailed to the shareholders of Brasil Telecom Holding, and (2) has filed and will file with the Commission other documents regarding the merger. We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the merger. Investors and security holders will be able to obtain the documents filed with the Commission regarding the merger, when available, free of charge on the Commission’s website at www.sec.gov or from Brasil Telecom.

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BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ/MF nº 02.570.688/0001-70

NIRE 53.3.0000581-8

Companhia Aberta

NOTICE TO THE MARKET

Brasil Telecom Participações S.A. (“BrT Part” – Bovespa: BRTP3/BRTP4; NYSE: BRP) informs its shareholders and the market, in connection with the notice to the market disclosed on October 2, 2009, that between November 3, 2009 (expiration date for exercise of withdrawal rights in connection with the merger of BrT Part into Brasil Telecom S.A.) and November 13, 2009, BrT Part’s shareholder database will be transferred from Banco Real, depositary of shares issued by BrT Part, to Banco Bradesco, depositary of shares issued by Brasil Telecom S.A.

To facilitate the database transfer to Banco Bradesco, Banco Real will suspend all assistance to shareholders of BrT Part, including for sale of shares issued by BrT Part through bank agreements and blockage of sale of shares through brokerage firms, between November 4, 2009 and November 13, 2009. During this time, trading of BrT Part shares in the BM&FBovespa will continue.

Beginning on November 16, 2009, Banco Bradesco will assist the shareholders of BrT Part.

Rio de Janeiro, October 26, 2009.

Alex Waldemar Zornig

Investors Relations Officer

Brasil Telecom Participações S.A.